Exhibit 99.1

Mountain Province Diamonds Announces Sales Results, and Upside Share of Profits from the Diamond Sales Agreement with Dunebridge Worldwide Ltd ("Dunebridge")

TSX and OTCQX: MPVD

TORONTO and NEW YORK, June 10, 2021 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTCQX: MPVD) today announces the results of its second quarter diamond sales and the Company's upside share of profits from the Diamond Sales Agreement with Dunebridge dated June 11, 2020. All figures are expressed in Canadian dollars unless otherwise noted

The Company is pleased to report the completion of its sales for the quarter, with 718,549 carats sold for total proceeds of $64.5 million (US$52.6 million), resulting in an average value of $90 per carat (US$73 per carat). This Q2/21 sales result represents a 3% increase in US$ terms relative to the 603,000 carats sold for C$ 54.2 million (US$42.7 million) in Q1/21 at (US$71 per carat). The mix of diamonds sold varied across the quarters and on a direct comparison basis, second quarter market prices are approximately 18% higher than those achieved in the first quarter.

Demand in the rough diamond market is robust, supported by polished diamond price increases and buoyant jewelry retail sales in the US and China. At our most recent sale held over the past two weeks in Antwerp, Belgium, the Company saw high demand and increased customer interest across all rough diamond categories.

In addition to the Company's sales, in Q2/21 Dunebridge also completed the sale of all diamonds purchased from the Company in 2020 (see news release dated June 11, 2020 for details on the agreement). After fees and expenses the Company received C$10.4 million (C$7/carat) this week being its total share of the value uplift. The Company believes this further confirms the growing demand and pricing trends in the natural rough diamond market.

The improved cash in-flow from Dunebridge has resulted in the Company reducing the planned US$10M draw on the final tranche of the Dunebridge term facility (see news release dated May 12, 2021), down to US$8M. The lower draw on the second tranche will result in lower fees as well as a lower interest expense.

Mountain Province President and CEO Stuart Brown commented:

"This is an excellent result for the Company. Producers are reporting strong demand and higher diamond prices at their sales which we have also seen with our latest offering. This is additionally supported by the results from the Dunebridge sales. We remain optimistic that as the global economy continues to recover that the current positive pricing and demand momentum throughout the diamond industry will continue and translate into improved margins for the Company."

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases that surround the Gahcho Kué Joint Venture property that include an indicated mineral resource for the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board

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SOURCE Mountain Province Diamonds Inc.

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For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, VP Corporate Development & Technical Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 19:00e 10-JUN-21